UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 14D-9
(RULE 14d-101)

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SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

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STURM, RUGER & COMPANY, INC.
(Name of Subject Company)

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STURM, RUGER & COMPANY, INC.
(Name of Persons Filing Statement)

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COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

864159108
(CUSIP Number of Class of Securities)

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Sarah F. Colbert
Senior Vice President, General Counsel and Corporate Secretary
Sturm, Ruger & Company, Inc.
700 S. Ayersville Road
Mayodan, North Carolina 27027
(203) 259-7843

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

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With copies to:

Richard M. Brand
Kiran S. Kadekar
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    SUBJECT COMPANY INFORMATION.

Name and address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Sturm, Ruger & Company, Inc., a Delaware corporation (“Ruger” or the “Company”). The Company’s principal executive offices are located at 700 S. Ayersville Road, Mayodan, North Carolina 27027. The Company’s telephone number at this address is (203) 259-7843.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $1.00 per share, of the Company (the “Company Common Stock”). As of the close of business on September 17, 2026, there were (i) 15,978,256 shares of Company Common Stock issued and outstanding, (ii) 8,546,225 shares of Company Common Stock held in treasury, and (iii) 482,403 shares of Company Common Stock authorized and reserved for issuance pursuant to the Company’s equity incentive plans.

Item 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and address.

The name, business address and business telephone number of Ruger, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information — Name and address” above.

Offer.

This Statement relates to the tender offer by Beretta Holding S.A., a Luxembourg corporation (the “Offeror” or “Beretta Holding”), to purchase up to 2,400,184 shares of the issued and outstanding shares of Company Common Stock, representing approximately 15.02% of the shares of Company Common Stock issued and outstanding as of the close of business on September 17, 2026, at a purchase price of $44.80 per share (the “Offer Consideration”), net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).

The Offer is described in the Tender Offer Statement on Schedule TO, dated September 17, 2026 (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by the Offeror with the U.S. Securities and Exchange Commission (the “SEC”), and is made upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal.

The Offer is a partial tender offer to purchase up to a certain number of shares of Company Common Stock. The Offer is not an offer to purchase all of the issued and outstanding shares of Company Common Stock. Ruger will remain an independent public company immediately following the consummation of the Offer.

The Schedule TO states that Beretta Holding beneficially owns a total of 1,587,000 shares. That represents approximately 9.9% of the issued and outstanding shares of the Company as of September 17, 2026. If Beretta Holding acquires pursuant to the Offer all of the 2,400,184 shares of Company Common Stock sought by it in the Offer, and its ownership of Company Common Stock does not otherwise change from the amount stated in the Schedule TO, then the shares of Company Common Stock owned by Beretta Holding would immediately following the consummation of the Offer represent approximately 25% of the Company’s issued and outstanding shares of Company Common Stock as of September 17, 2026.

The Offeror states in the Schedule TO that the Offer is being made for investment purposes pursuant to the terms of an Agreement, dated as of May 2, 2026, entered into by Offeror and the Company (the “Cooperation Agreement”). The Cooperation Agreement was entered into in connection with the settlement of Offeror’s proxy contest with respect to the Company and provides that no later than the later of (i) 45 calendar days after the date on which certain regulatory conditions (consisting of the receipt of approval of the Committee on Foreign Investment in the United States (“CFIUS Approval”) and the expiration or termination of the applicable waiting period under the Hart Scott Rodino Antitrust Improvement Act of 1976 (the “HSR Act” and such conditions, the “Regulatory Conditions”)) have been satisfied and (ii) 40 calendar days after Ruger has either terminated or accelerated the expiration date of its Rights Agreement, dated as of October 14, 2025, between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”) or amended the Rights Agreement in such a manner as to permit the Beretta Holding Group (as defined below) to collectively have beneficial ownership of a percentage of shares of Company Common Stock equal to the Independent Ownership Limit without triggering the separation or exercise of rights, or causing any member of the Beretta Holding Group (as defined below) to become an “Acquiring Person” (as defined in the Rights Agreement), under the Rights Agreement, Beretta Holding is, subject to certain conditions, required to commence a tender offer to acquire up to the lesser of 15.05% of Ruger’s then issued and outstanding Company Common Stock and 2,400,184 shares of Ruger’s issued and outstanding Company Common Stock, for a cash price per share of not less than $44.80 (the “Tender Offer”), and on such other terms and conditions as are provided in or permitted by the Cooperation Agreement. The last of the outstanding Regulatory Conditions, which was the expiration or termination of the applicable waiting period under the HSR Act, was satisfied on September 15, 2026, and the Rights Agreement terminated on September 16, 2026.

The Cooperation Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

According to the Schedule TO, subject to the satisfaction or waiver by the Offeror of the Offer Conditions (as defined below) and promptly after the Expiration Date (as defined below), the Offeror is required to accept for payment and pay for up to 2,400,184 shares validly tendered (and not withdrawn) pursuant to the Offer, subject to a proration factor if the Offer is oversubscribed.

The Offeror also states in the Schedule TO that if the Offer is oversubscribed, shares of Company Common Stock properly tendered into the Offer and not withdrawn will be subject to prorationing, and that if prorationing is required, the Offeror will prorate for each tendering Company stockholder based on the ratio of the number of shares of Company Common Stock properly tendered and not properly withdrawn by such stockholder to the total number of shares of Company Common Stock properly tendered and not properly withdrawn by all Company stockholders, subject to adjustment to avoid fractional shares. The Offer to Purchase states that the Offeror will return shares of Company Common Stock that it does not purchase because of the proration provisions to the tendering stockholders at the Offeror’s expense promptly after the Offer expires.

According to the Schedule TO, the Offeror commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Offer on September 17, 2026), and the Offer will expire one minute after 11:59 p.m. (New York City time), on October 15, 2026, unless extended (such date and time, as they may be extended, the “Expiration Date”).

The Schedule TO provides that the obligation of Offeror to accept for payment and pay for shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer, subject to the rights and obligations of Beretta Holding to extend and/or amend the Offer in accordance with the terms and conditions of the Cooperation Agreement, is subject to the satisfaction of the conditions set forth in clause “(i)”, “(ii)”, “(iii)”, “(iv)” and “(v”) below, which are the only conditions to the consummation of the Offer (such conditions, the “Offer Conditions”). The Schedule TO also states that notwithstanding any other provision of the Offer or the Cooperation Agreement to the contrary, Offeror shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, any validly tendered (and not validly withdrawn) shares of Company Common Stock, if any of the following conditions set forth in clauses “(i)”, “(ii)”, “(iii)”, “(iv)” or “(v)” below shall not be satisfied or waived in writing by the Offeror as of the Expiration Date:

(i)     the restrictions on business combinations under Section 203 of the Delaware General Corporation Law (“DGCL”) shall be inapplicable to the Offer (the “DGCL 203 Condition”);

(ii)    the Company shall have either (A) terminated or accelerated the expiration date of the Rights Agreement or (B) amended the Rights Agreement in such a manner as to permit Beretta Holding and certain related persons (the “Beretta Holding Group”) (taken together along with any other persons with whom they are acting in concert, if any) to collectively have beneficial ownership of a percentage of the Company’s issued and outstanding voting securities equal to the Independent Ownership Limit (as defined below) without triggering the separation or exercise of rights, or causing any member of the Beretta Holding Group to become an “Acquiring Person” (as defined in the Rights Agreement), under the Rights Agreement (the applicable of clause (A) and clause (B), the “Rights Agreement Condition”);

(iii)   the Company shall not have been finally determined by a court of competent jurisdiction to have breached, in any material respect, (A) its obligations pursuant to Section 1(a) or Section 1(c) of the Cooperation Agreement to seat a Beretta Holding Director (as defined below) that has been approved by the board of directors of Ruger (the “Board”) pursuant to Section 1(e) of the Cooperation Agreement or (B) its obligations pursuant to Section 1(e) the Cooperation Agreement (as determined pursuant to Section 1(k)(ii) of the Cooperation Agreement);

(iv)   there shall not have been issued by any governmental authority of competent jurisdiction any law, judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling that remains in effect and restrains, enjoins or otherwise prevents or make illegal the acquisition of or payment for shares of Common Stock pursuant to the Offer or the consummation of the Offer;

(v)    any person or group shall have entered into a definitive agreement with the Company providing for an Extraordinary Transaction (as defined below) in which the Company’s Common Stock would cease to be listed on the New York Stock Exchange.

According to the Schedule TO, the Offer is not subject to any financing condition and is not conditioned upon any minimum number of shares being validly tendered. The Schedule TO also states that the Offeror anticipates that it will pay for the shares tendered in the Offer, as well as paying related fees and expenses, from its available cash. The Schedule TO further states that Beretta Holding’s aggregate cost, if the Offer is fully-subscribed will be approximately $107.5 million, not including fees and expenses, which it estimates will be approximately $675,000.

According to the Schedule TO, the Offeror may be required or permitted to extend the Offer in the following circumstances:

•        It shall extend the Offer for any period required by applicable U.S. federal securities laws and the rules and regulations of the SEC and its staff with respect thereto that are applicable to the Tender Offer; and

•        It may extend the Offer for any reason on up to four occasions in consecutive increments of up to five (5) business days each (or such longer period, and/or for such further occasions, as the Company and Beretta Holding may agree).

According to the Schedule TO, if the Offeror makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, it will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The Schedule TO states that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the number of securities sought, depends upon the facts and circumstances, including the materiality of the changes.

According to the Schedule TO, (i) stockholders may withdraw any shares that they have tendered at any time before the Expiration Date and (ii) thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after 60 days from the date of the commencement of the Offer if the shares have not yet been accepted for payment as provided in the Offer.

According to the Schedule TO, Offeror will not pay interest on the purchase price under any circumstances, including a delay in making payment. The Schedule TO also states that the Offeror will pay all stock transfer taxes, if any, payable on the transfer to Offeror of shares purchased in the Offer. According to the Schedule TO, the address of the principal executive offices of the Offeror is 9 rue Sainte Zithe, Luxembourg, N4, L-2763 and its telephone number is 352 27 72 13 302.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC filings page of the Company’s Investor Relations website at www.ruger.com. The Offer to Purchase and other related materials prepared by the Offeror are available directly from Saratoga Proxy

Consulting LLC, the information agent for the Offer, via email at info@saratogaproxy.com or stockholders call Toll-Free (888) 368-0379. The information included on, or accessible through, Ruger’s website is not incorporated by reference into this Schedule 14D-9.

With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Offeror or its affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Offeror to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information, and any such descriptions are also qualified in their entirety by reference to such filings.

Item 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement, or in excerpts from the Company’s Definitive Proxy Statement on Schedule 14A (the “2026 Proxy Statement”), filed with the SEC on May 4, 2026, relating to the Company’s 2026 annual meeting of stockholders (the “2026 Annual Meeting”), which excerpts are filed as Exhibit (e)(2) to this Statement and incorporated herein by reference, as of the date of this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any material actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) the Offeror or any of its respective officers, directors or affiliates, on the other hand. Exhibit (e)(2) contains the following sections from the 2026 Proxy Statement: “The Board of Directors, its Committees and Policies,” “Committees of the Board,” “Director Compensation,” “Beneficial Ownership of Directors and Management Table,” “Certain Relationships and Related Party Transactions,” “Compensation Discussion and Analysis,” “Executive Compensation,” “Potential Payments Upon Termination or Change in Control,” “Potential and Actual Payments Under Severance Agreements Table” and “Pension Plans”.

Any information contained in sections of the 2026 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Offeror.

Company Common Stock Ownership by the Offeror

According to the Schedule TO, the Offeror beneficially owns, in the aggregate, 1,587,000 shares of Company Common Stock. The shares of Company Common Stock owned by the Offeror represent approximately 9.9% of the issued and outstanding shares of Company Common Stock as of September 17, 2026. If the Offeror acquires pursuant to the Offer all of the 2,400,184 shares of Company Common Stock sought by it in the Offer, and its ownership of Company Common Stock does not otherwise change from the amount stated in the Schedule TO, then the shares of Company Common Stock owned by Beretta Holding would immediately following the consummation of the Offer represent approximately 25% of the Company’s issued and outstanding shares of Company Common Stock as of September 17, 2026.

Cooperation Agreement with Beretta Holding S.A.

On May 2, 2026, Ruger entered into a Cooperation Agreement with Beretta Holding, regarding Beretta Holding’s shareholding in the Company, matters related to the composition of the Ruger Board and certain other matters. Pursuant to the Cooperation Agreement, Beretta Holding irrevocably withdrew its February 24, 2026 notice to the Company of Beretta Holding’s intent to nominate certain individuals to stand for election to the Board at Ruger’s 2026 Annual Meeting, and agreed to immediately cease all solicitation efforts in connection with the 2026 Annual Meeting. Certain terms of the Cooperation Agreement are described below.

Beretta Holding’s Right to Designate Up to Two Ruger Board Seats Following the 2026 Annual Meeting

Following the receipt of CFIUS Approval (which approval was received on May 12, 2026), Beretta Holding has the right, until the Standstill End Date (defined below), to designate up to two directors to Ruger’s Board (“Beretta Holding Directors”) that have been approved by the Board and are independent from both Ruger and, unless the Board otherwise so permits, the Beretta Holding Group. Ruger has further agreed that, provided that the Standstill End Date has not occurred, the Board will nominate the Beretta Holding Directors for election to the Board at Ruger’s 2027 annual meeting and Ruger’s 2028 annual meeting and will recommend, support and solicit proxies for the election of the Beretta Holding Directors at Ruger’s 2027 annual meeting and Ruger’s 2028 annual meeting in the same manner as it recommends, supports, and solicits proxies for the election of the Company’s other director nominees up for election at such meetings. The Beretta Holding Directors, once seated, will each be entitled to membership on one Board committee determined by the Board and are required to be given the same due consideration for membership on other Board committees as any other independent director. As of the date of this Statement, no candidates to be Beretta Holding Directors have been proposed by Beretta Holding.

If any Beretta Holding Director (or any replacement director thereof) is unable or unwilling to serve as a director or ceases to be a director for any reason at any time prior to Ruger’s 2029 annual meeting, then (provided the Standstill End Date has not occurred) Beretta Holding has the right to recommend a substitute person to serve on the Board who meets certain qualifications and has been approved by the Board in accordance with the terms and procedures set forth in the Cooperation Agreement.

The obligation of the Company to appoint, support for election and grant replacement rights in respect of Beretta Holding Directors is also subject to Beretta Holding’s compliance with the Cooperation Agreement in all materials respects and to the Beretta Holding Group maintaining certain minimum beneficial ownership levels of the Company Common Stock. Those minimum beneficial ownership levels are (i) beneficial ownership of 20% of the Company Common Stock for two Beretta Holding Directors and (ii) beneficial ownership of 15% of the Company Common Stock for one Beretta Holding Director, but are subject to an initial grace period until March 15, 2027 (which is the date that is 180 days after termination of the Rights Agreement) and to further 30-day grace periods in the event that the Beretta Holding Group’s beneficial ownership of Company Common Stock falls below one or both of those levels solely due to certain dilutive issuances by the Company. Beretta Holding Directors are further required to immediately resign from the Board in the event that they cease to be independent from the Beretta Holding Group without the Board’s consent or in the event that Beretta Holding is finally determined by a court of competent jurisdiction to have breached the Cooperation Agreement in any material respect.

The “Standstill End Date” is 30 days prior to the deadline under Ruger’s bylaws to nominate directors for Ruger’s 2029 annual meeting.

The Consent Agreement entered into by Beretta Holding with the FTC, and the proposed Order (as defined below) published by the FTC in respect thereof, contemplate additional obligations in respect of the Beretta Holding Directors, as further stated in Item 8. Additional Information — FTC Consent Agreement and Order”.

Perpetual Beretta Holding Ownership Cap

Pursuant to the Cooperation Agreement, the Beretta Holding Group and (in each case, acting on behalf of or at the direction of, or otherwise for the benefit of, any member of the Beretta Holding Group) the principals, directors, general partners, officers, employees, agents, trustees and representatives of each member of the Beretta Holding Group (the foregoing, together with the Beretta Holding Group, “Restricted Persons”) are subject to a perpetual aggregate beneficial ownership cap equal to 25% of Ruger’s issued and outstanding voting securities (the “Independent Ownership Limit”). Without limiting the Company’s other remedies, in the event that, for any reason, the Restricted Persons at any time beneficially owns Ruger’s securities in excess of the Independent Ownership Limit, including in the event of Company buybacks, they are required to dispose of those excess securities within a defined period and to vote those excess shares in accordance with the Board’s recommendation until they are disposed of.

Beretta Holding’s Obligation to Commence Partial Tender Offer Following Satisfaction of Regulatory Conditions

No later than the later of (i) 45 days after the date on which the Regulatory Conditions have been satisfied and (ii) 40 calendar days after Ruger has either terminated or accelerated the expiration date of the Rights Agreement or amended the Rights Agreement in such a manner as to permit the Beretta Holding Group to collectively have beneficial ownership of a percentage of shares of Company Common Stock equal to the Independent Ownership Limit, Beretta Holding is, subject to certain conditions, required to commence the Tender Offer to acquire up to the lesser of 15.05% of Ruger’s then issued and outstanding Company Common Stock and 2,400,184 shares of Ruger’s issued and outstanding Company Common Stock, for a cash price per share of not less than $44.80, and on such other terms and conditions as are provided in or permitted by the Cooperation Agreement. Among other things, the Tender Offer is not permitted to be subject to a minimum tender condition or a financing condition. Pursuant to the Cooperation Agreement, the Board agreed, that, until the Standstill End Date and provided that the Tender Offer complies with the Cooperation Agreement, and further subject to the Board’s fiduciary duties and Beretta Holding’s compliance with the Cooperation Agreement in all material respects, the Board would not make a recommendation that Company stockholders not tender into the Tender Offer.

The Cooperation Agreement also provides that, without the prior written consent of the Company, Beretta Holding shall not (A) decrease the Tender Offer price, (B) change the form of consideration payable in the Tender Offer, (C) decrease the maximum number of shares of Company Common Stock sought to be purchased in the Tender Offer, (D) impose conditions or (other than for the obligation for tendering stockholders to execute a letter of transmittal customary in form and substance and other similar customary requirements) requirements to the Tender Offer in addition to the Offer Conditions, (E) waive, amend or modify any of the conditions to the Tender Offer or any other terms or conditions of the Tender Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the Company or any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Tender Offer or prevent, impair or materially delay the ability of Beretta Holding to consummate the Tender Offer (and timely accept and pay for the Shares tendered and not validly withdrawn), or cause a breach of the Cooperation Agreement, (F) terminate or withdraw the Tender Offer or accelerate, extend (except as otherwise provided below) or (except as otherwise provided below) otherwise change the expiration date of the Tender Offer or (G) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Prior to the consummation of the Tender Offer, the Restricted Persons may not obtain beneficial ownership of Company voting securities that, taken together with the Company Common Stock required to be sought by Beretta Holding in the Tender Offer, would result in such persons having beneficial ownership of Company voting securities in excess of the Independent Ownership Limit.

Preemptive Rights

Until the Standstill End Date, subject to Beretta Holding’s compliance with the Cooperation Agreement in all material respects, the Company has agreed to use reasonable best efforts to offer Beretta Holding the opportunity to participate in issuances of Company Common Stock that are made for cash, on substantially the same terms as are offered to other subscribers of such issuance, in such proportion as would be required to permit Beretta Holding to maintain a percentage ownership of Company Common Stock that is equal to the percentage ownership of Company Common Stock by Beretta Holding immediately prior to such issuance. Such obligation is subject to certain exceptions, including in connection with issuances (i) in which the Company receives consideration other than cash, (ii) in connection with any direct or indirect acquisition by the Company of another business or any Restricted Transaction (as defined below), (iii) in connection with issuances to Ruger officers, directors or employees, (iv) pursuant to any shareholder rights plan (or any stock split, stock dividend or similar event related thereto) or (v) pursuant to any obligations of the Company (A) existing prior to September 22, 2025 or (B) entered into on or after September 22, 2025 but prior to the execution of the Cooperation Agreement that were previously disclosed to Beretta Holding.

Affirmative Voting Obligation Until Standstill End Date

Until the Standstill End Date and subject to the mirror voting obligations described below, as well as Ruger’s compliance in all material respects with certain obligations under the Cooperation Agreement related to the approval and seating of Beretta Holding Directors, the members of the Beretta Holding Group are required to vote all Ruger voting securities beneficially owned by them at all stockholder meetings (i) in favor of the Company’s director nominees, (ii) against the election of any directors that have not been nominated by the Company and (iii) in accordance with the Board’s recommendation with respect to any other proposal presented at such meeting, other than non-director proposals that either receive an “against” recommendation from either ISS or Glass Lewis or that constitute Extraordinary Transactions. As defined in the Cooperation Agreement, “Extraordinary Transactions” means (i) any merger (other than any internal reorganization) in which Ruger is not the direct or indirect acquiring party, (ii) any merger (other than any internal reorganization) in which Ruger is a direct or indirect acquiring party and the merger consideration includes Ruger voting securities or (iii) any sale of all or substantially all assets of Ruger, in the case of any of the foregoing, to which no member of the Beretta Holding Group is a party.

Perpetual Mirror Voting Obligation

The Beretta Holding Group is also subject to a perpetual obligation to vote all Ruger voting securities beneficially owned by them above a “mirror voting threshold”, “for” and “against” matters (other than Extraordinary Transactions) in the same proportion as non-Beretta Holding-related stockholders vote on such matters. The mirror voting threshold is set at 10% of Ruger’s issued and outstanding voting securities until the Standstill End Date, and increases to 20% of Ruger’s issued and outstanding voting securities after the Standstill End Date.

Standstill Period

Subject to Ruger’s compliance in all material respects with certain obligations under the Cooperation Agreement related to the approval and seating of Beretta Holding Directors, the Cooperation Agreement also requires the Restricted Persons to comply with customary standstill obligations, subject to customary carve-outs, until the Standstill End Date. Such obligations include obligations of the Restricted Persons not to directly or indirectly do any of the following, among other things:

•        solicit proxies or written consents of stockholders or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of, voting securities (or cause or knowingly encourage any Third Party to do so), or become a “participant” (as such term is defined Schedule 14A promulgated under the Exchange Act), in, or assist, advise or knowingly encourage any Third Party in, any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any voting securities (other than such advice or encouragement that is consistent with the Board’s recommendation in connection with such matter), or initiate, encourage or participate, directly or indirectly, in any “vote no,” “withhold” or similar campaign (or cause, assist, advise or knowingly encourage any Third Party to do so);

•        effect, offer or propose to effect, cause or participate in or publicly comment on, or in any way assist, facilitate or solicit or encourage any other Person to effect or seek, offer or propose to effect or participate in or publicly comment on, any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of all or a substantial portion of the Company’s assets, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or any of their respective securities (each, a “Restricted Transaction”); provided that nothing precludes or prohibits any Restricted Person from (i) (subject to the other provisions of the Cooperation Agreement) voting in favor of or against any proposal for a Restricted Transaction at an annual or special meeting of the stockholders of the Company; (ii) tendering shares, receiving payment for shares or otherwise participating in any such Restricted Transaction on the same basis as the other stockholders of the Company or (iii) (solely with respect to the first Tender Offer commenced by a Restricted Person) commencing, conducting and consummating the Tender Offer pursuant to and in accordance with the provisions of the Cooperation Agreement;

•        (i) call, or seek or encourage any Person to call, any meeting of stockholders, or act or seek to act (or cause, assist, advise or knowingly encourage any other Person to act or seek to act) by written consent, (ii) seek representation on, or nominate or propose or recommend the nomination of any candidate to the Board (except as expressly provided by the Cooperation Agreement pursuant to the process with the Board set forth therein) or cause, assist, advise or knowingly encourage any other Person to nominate or propose the nomination of or recommend the nomination of any candidate to the Board, (iii) seek (or cause, assist, advise or knowingly encourage any other Person to seek) the removal of any member of the Board or (iv) make any proposal at any annual or special meeting of the Company’s stockholders (or cause, assist, advise or knowingly encourage any other Person to do so); provided, that, the foregoing clauses (ii) and (iii) shall not prevent the Beretta Holding Directors from discussing such matters at any Board or Board committee meeting or discussing such matters with other members of the Board at any time and introducing qualified director candidates to the Board or the Nominating and Corporate Governance Committee;

•        take any action in support of or make any proposal or request that constitutes or relates to: (i) advising, controlling, changing or influencing the Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, (ii) any material change in the capitalization, stock repurchase programs and practices, capital allocation programs and practices or dividend policy of the Company, (iii) any other material change in the Company’s management, business or corporate structure, (iv) seeking to have the Company waive or make amendments or modifications to the Company’s certificate of incorporation or bylaws, or other actions that may impede or facilitate the acquisition of control of the Company by any Person, (v) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (vi) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•        make any announcement, statement or disclosure regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or the Cooperation Agreement that is inconsistent with the provisions of the Cooperation Agreement, including any intent, purpose, plan or proposal that is conditioned on, or that would require, the waiver, amendment, nullification or invalidation of any provision of the Cooperation Agreement, or take any action that would reasonably be expected to require the Company to make any disclosure relating to any such intent, purpose, plan, proposal or condition;

•        (i) form, join (whether or not in writing), encourage (knowingly) or seek to influence, advise, participate in or otherwise act in concert with, a partnership, limited partnership, syndicate or other group, including a “group” as defined under Section 13(d) of the Exchange Act (a “Group”), with respect to the voting securities (other than any Group consisting solely of members of the Beretta Holding Group), (ii) deposit any voting securities into a voting trust, arrangement or agreement; or (iii) subject any voting securities to any voting trust, arrangement or agreement (in each case with respect to clauses (ii) and (iii), other than (in each case, solely to the extent permitted by the Cooperation Agreement) (A) granting any proxy, consent or other authority to vote in accordance with the Board’s recommendation in any solicitation approved by the Board (or in accordance with their own interests to the extent permitted by the Cooperation Agreement); (B) granting any proxy, consent or other authority to vote in any solicitation solely with respect to any Extraordinary Transaction for which Beretta Holding retains voting discretion (C) depositing any voting securities in a customary brokerage account, prime brokerage account or similar account (in each case) over which solely members of the Beretta Holding Group have beneficial ownership);

•        make any request for stockholder list materials or other books and records of the Company or its subsidiaries under Section 220 of the DGCL or otherwise;

•        sell, offer or agree to sell to any third party, through swap or hedging transactions, derivative agreements or otherwise, any voting rights decoupled from the underlying voting securities;

•        compensate or otherwise incentivize or enter into any agreement, arrangement or understanding, whether written or oral, to compensate or incentivize, any person for his or her service as a director of the Company, including with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation or incentive, directly or indirectly related to Company or its securities or enter into any other agreement, arrangement or understanding with any person in connection with his or her service as a director of the Company;

•        (A) institute, solicit or join any litigation, arbitration or other proceeding (including any derivative action) against or involving the Company (or any subsidiary thereof) or any of its or their future, current or former directors or officers or employees in any Restricted Person’s capacity as (or that relates to any Restricted Persons’ status as) a shareholder or prospective acquirer of the Company (or of securities of the Company); provided, that nothing in this clause (A) shall prevent members of the Beretta Holding Group from (1) bringing litigation to enforce the provisions of the Cooperation Agreement, (2) seeking a declaratory judgment with respect to compliance with the terms of the Cooperation Agreement, (3) being a party to a class action instituted by a Third Party without the assistance or encouragement of any Restricted Person or (4) exercising statutory appraisal rights in respect of any Restricted Transaction; or (B) encourage others to bring any litigation, arbitration or other proceeding (including any derivative action) against or involving the Company (or any subsidiary thereof) or any of its or their future, current or former directors or officers or employees;

•        communicate (on the record, off the record, on background or otherwise) with any journalist or other member of the media with respect to the Company with respect (A) to any matter that any Restricted Person is otherwise prohibited from publicly discussing, or undertaking or proposing, under the Cooperation

Agreement or (B) any other matter relating to the governance, ownership, securities or management of the Company or any actual or potential future plans or proposals of any Restricted Person with respect to the Company;

•        enter into any discussions, negotiations, agreements, or understandings with (or otherwise act in concert with) any third party with respect to any of the foregoing, or assist, advise or knowingly encourage any third party to take any action or make any statement with respect to any of the foregoing, or otherwise take or knowingly cause any action, or make any statement, inconsistent with any of the foregoing; or

•        contest the validity of, or publicly request any waiver of, any of the obligations set forth in the Cooperation Agreement.

The foregoing limitations are deemed not to:

•        restrict any member of the Beretta Holding Group or its representatives from communicating privately with the Company’s directors or officers so long as such communications are not intended to, and would not reasonably be expected to, violate applicable law or require any public disclosure (including under Section 13(d) of the Exchange Act and related regulations) of such communications;

•        restrict any member of the Beretta Holding Group or its representatives from (solely in the event that the Company publicly announces that it has entered into a definitive agreement providing for the consummation of an Extraordinary Transaction with a third party, but has not within the preceding six months invited Beretta Holding to make a proposal for an Extraordinary Transaction (disregarding the reference in the definition of Extraordinary Transaction to no member of the Beretta Holding Group being a party to such transaction) in respect of the Company) making a superior proposal for any Extraordinary Transaction (disregarding the reference in the definition of Extraordinary Transaction to no member of the Beretta Holding Group being a party to such transaction) involving Beretta Holding and the Company, or (y) restrict Beretta Holding or any other Restricted Person from tendering shares, receiving payment for shares, voting shares (to the extent permitted by the voting provisions of the Cooperation Agreement) or otherwise participating in any transaction that has been approved by the Board on the same basis as the other stockholders of the Company, subject to the other terms of the Cooperation Agreement or (z) restrict a Beretta Holding Director (or Replacements thereof) in the exercise of their fiduciary duties to the Company and all of its stockholders, taken as a whole;

•        restrict any Restricted Person from tendering shares, receiving payment for shares, voting shares to the extent otherwise permitted by the Cooperation Agreement or otherwise participating in any transaction that has been approved by the Board on the same basis as the other stockholders of the Company, subject to the other terms of the Cooperation Agreement; or

•        restrict a Beretta Holding Director in the exercise of their fiduciary duties to the Company and all of its stockholders, taken as a whole.

Conflict Transactions

In addition, pursuant to the Cooperation Agreement, at any time that (i) the Restricted Persons beneficially own 10% or more of the Company’s outstanding voting securities or (ii) a director that was appointed, designated or recommended by any of them continues to serve on the Board, any “Restricted Transaction” between the Company and its subsidiaries on the one hand, and any Restricted Person on the other hand, is required to be negotiated with and approved by a special committee of independent directors that are also independent from the Beretta Holding Group. Additionally, if any such transaction is an Extraordinary Transaction, it is further subject to approval during such same period by a majority of the disinterested stockholders of the Company. Potential Commercial Collaborations

In addition, the Cooperation Agreement contemplates that the Company and Beretta Holding will seek to identify and explore, on a non-binding basis, potential avenues for future commercial cooperation, which could potentially include, among other things, potential opportunities with respect to sales, supply chains, sourcing and manufacturing.

Other

The Cooperation Agreement also includes, among other provisions, (i) a regulatory cooperation covenant requiring the parties to use reasonable best efforts to identify and obtain the applicable regulatory approvals, with neither party being required to agree to any “burdensome conditions” in connection with any such approvals, (ii) a mutual release from certain pre-closing claims, (iii) a mutual non-disparagement obligation that applies until the Standstill End Date, (iv) transfer restrictions applicable any time that members of the Beretta Holding Group beneficially own at least 5% of Ruger’s issued and outstanding Company Common Stock and (v) anti-circumvention protections benefitting the Company.

The Cooperation Agreement terminates immediately upon the consummation of any transaction (other than an internal reorganization) that results in all of the equity securities of the Company ceasing to be listed on any national securities exchange.

The foregoing summary of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is attached as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company and the Offeror may have Different Commercial Interests

The Offeror is directly or indirectly engaged in, among other things, businesses that compete with the business of the Company, including the firearms business. In addition, the Offeror and/or certain affiliates, on the one hand, and the Company and/or certain affiliates, on the other hand, are, and from time to time in the future may become, commercial counterparties to the Company. Existing commercial agreements and arrangements between the Company and/or its affiliates on the one hand, and the Offeror and/or its affiliates on the other hand, include distribution agreements pursuant to which the Company has appointed subsidiaries of the Offeror for annual terms as non-exclusive distributors of its products covering specified territories in Europe and periodic supply arrangements with subsidiaries of the Offeror. Potential future commercial agreements and arrangements may potentially include, among others, in addition to agreements and arrangements similar to the agreements and arrangements referred to in the preceding sentence, one or more agreements or arrangements in respect of potential commercial relationships referred to in the Cooperation Agreement, which states that the Company and Beretta Holding “expect to seek to identify and explore, on a non-binding basis, potential avenues for future commercial cooperation, which such future cooperation could potentially include, among other things, potential opportunities with respect to sales, supply chains, sourcing and manufacturing” (though no such opportunities have been specifically agreed to date). As a competitor to the Company and as a current and potential future commercial counterparty to the Company and/or its affiliates, the Offeror and its affiliates and related persons could be deemed to have commercial interests with respect to the Company that are in addition to or different from those of Company shareholders that are not engaged in such businesses and/or do not have such commercial relationships.

The Offeror has Previously Expressed an Interest in Entering into a Business Combination with or Otherwise Acquiring Control of the Company

As discussed in further detail see Item 4. “Identity and Background of Filing Person — Background of the Offer; Reasons for Board Position — Background of the Offer,” at times over the last approximately one year, representatives of the Offeror have expressed a potential interest in entering into a business combination transaction with the Company (though no proposal has been formally made to date), otherwise obtaining a controlling interest in the Company and/or obtaining representation on the board of the Company. The Company is as of the date of this Statement not specifically aware as to whether, following the execution of the Cooperation Agreement, the Offeror continues to hold an interest in entering into a business combination transaction with the Company, otherwise obtaining a controlling interest in the Company, or obtaining representation on the Board that is in addition to or different from the board appointment rights set forth in the Cooperation Agreement. To the extent that the Offeror continues to have, or obtains new, interest in any of the foregoing, it could be deemed to have interests with respect to the Company that are in addition to or different from those of other Company shareholders.

Cash Consideration Payable for Shares Tendered Pursuant to the Offer

If the executive officers and directors of the Company who own shares of Company Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 17, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 116,510 shares of Company Common Stock, excluding shares issuable upon the exercise of restricted stock units that have not yet vested as of such date. If the executive officers and directors of the Company who own shares of Company Common Stock tender their shares for purchase pursuant to the Offer, they would receive an aggregate amount of approximately $5,219,648 net in cash, without interest thereon.

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers or directors, currently intend to tender or cause to be tendered any shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than any shares of Company Common Stock (if any) as to which such holder does not have discretionary authority).

Indemnification and Exculpation of Directors and Officers.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise, provided that such indemnity may include only expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no such indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s by-laws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•        transaction from which the director derives an improper personal benefit;

•        act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        unlawful payment of dividends or redemption of shares; or

•        breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s certificate of incorporation provides that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which relates to unlawful payments of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after approval by the stockholders of that provision to authorize corporate action further eliminating or limiting the personal liability of directors, then the Company’s certificate of incorporation further provides that the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Related Party Transactions

For a discussion of certain relationships between the Company and any of its executive officers or directors, see the section of the 2026 Proxy Statement entitled “Certain Relationships and Related Party Transactions”), which is incorporated by reference herein.

In addition, on June 1, 2026, the Board, in consultation with and consistent with the recommendations made to the Board by the Compensation Committee thereof, adjusted the compensation of Todd W. Seyfert, President and Chief Executive Officer of the Company, as follows: (i) base salary of $800,000 per year (“Base Salary”), (ii) annual target cash bonus based on 100% of Base Salary, (iii) annual performance-based equity incentive compensation, with each such equity award equal to 150% of Base Salary for the applicable period, and (iv) annual time-based equity incentive compensation, with each such equity award equal to 150% of Base Salary for the applicable period. In connection therewith, the Board also approved the grant of supplemental restricted stock unit awards to Mr. Seyfert to reflect the foregoing adjustment to his compensation, with vesting conditions and dates mirroring the vesting conditions and dates contained in the executive equity awards previously granted to Mr. Seyfert on March 6, 2026.

Item 4.    THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

On behalf of the Company, the Board approved the terms and conditions of the Cooperation Agreement, which among other things contains the right and obligation of the Offeror to conduct a Tender Offer, and determined that the Cooperation Agreement was in the best interests of the Company and its stockholders taken as a whole for the reasons described under the heading “Background of the Offer; Reasons for Board Position — Reasons for Board Position” in consultation with the Company’s senior management, White & Case, its outside legal advisors (“W&C”), and Robert W. Baird, its independent financial advisor (“Baird”). In making such determination, the Board considered the Cooperation Agreement and the transactions and actions contemplated thereby as a whole.

On September 18, 2026, following the commencement of the Offer, the Board on behalf of the Company evaluated the terms of the Offer in consultation with W&C and Baird. On September 28, 2026, after careful consideration, including a thorough review of the terms and conditions of the Offer including without limitation the per share price proposed by the Offer, the type of consideration proposed in the Offer, the number of shares being sought in the Offer and the pro rata cutbacks proposed in the event of oversubscription, the Offer period, the Offeror’s right to extend the Offer, the Offer’s withdrawal rights and the conditions to the consummation of the Offer set forth, in each case, in the Schedule TO, and taking into account the Company’s obligations pursuant to the Cooperation Agreement, the Board on behalf of the Company has determined to express no opinion and to remain neutral with respect to the Offer. The Board did not determine whether the Offer is fair to, or in the best interests of, the Company’s stockholders, and has decided to make no recommendation as to whether stockholders should accept the Offer and tender their shares of Company Common Stock into the Offer (and if so, how many shares to tender) or reject the Offer and not tender their shares of Company Common Stock. The Board has determined that the decision of the Company’s shareholders regarding whether or not to tender their Company Common Stock in the Offer or to remain invested in the Company is a personal investment decision based upon each such individual shareholder’s particular circumstances. The Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer in light of the shareholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described under “Background of the Offer; Reasons for Recommendation — Reasons for Recommendation”, and any other factors that the stockholder deems to be relevant. Stockholders are also encouraged to obtain current market quotations for the shares of Company Common Stock before deciding whether to tender their shares in the Offer and to consult with their own financial, tax and legal advisors with respect to their decision in respect of the Offer.

Background of the Offer; Reasons for Board Position.

Background of the Offer

The summary below details the significant communications and interactions between Ruger and Beretta Holding that ultimately resulted in the execution of the Cooperation Agreement and the making of the Offer. This summary does not purport to catalogue every conversation or interaction of or among members of the Board, the Company’s management, the Company’s advisors and representatives, Beretta Holding and/or Beretta Holding’s advisors relating to the Cooperation Agreement, the Offer or matters in connection with either of the foregoing.

On September 22, 2025, Beretta Holding filed a Schedule 13D reporting an approximately 7.7% stake in Ruger. Beretta Holding did not contact Ruger before or in connection with that filing.

On the evening of September 23, 2025, representatives of Baird, financial advisor to Ruger, emailed Mr. Robert Eckert, the General Manager of Beretta Holding, and Mr. Pietro Beretta, President & CEO of Beretta Holding, asking for a call to discuss Beretta Holding’s recent Schedule 13D filing, and a call was scheduled for September 24, 2025, between Baird and Beretta Holding.

On September 24, 2025, representatives of Baird held a call with Mr. Eckert to ascertain Beretta Holding’s intentions towards Ruger. Mr. Eckert stated that Beretta Holding’s intentions were “not hostile”. It was agreed that a call would be scheduled for September 30, 2025, that would include Mr. Beretta, Mr. Eckert and representatives of Baird.

On September 25, 2025, as Ruger continued to see stock trading activity that was believed to be Beretta Holding continuing to buy shares, a representative of Baird again reached out to Mr. Eckert by phone to request that Beretta Holding enter into a confidentiality agreement with a standstill before the anticipated Tuesday meeting. Mr. Eckert indicated an unwillingness to do so.

On September 26, 2025, in order to facilitate communications with Beretta Holding, at Ruger’s direction, Baird sent a draft confidentiality agreement containing a standstill to Beretta Holding, consistent with Baird’s request to Mr. Eckert the previous day.

On September 30, 2025, the previously-scheduled call between representatives of Beretta Holding and representatives of Baird occurred. On the call, a representative of Baird requested that Beretta Holding suspend purchasing Ruger stock until the parties had discussed Beretta Holding’s intentions. Mr. Eckert communicated that while Beretta Holding was willing to consider entering into a confidentiality agreement, it was not willing to commit to suspend purchases.

On October 2, 2025, Beretta Holding filed Amendment No. 1 to its Schedule 13D, disclosing an increased ownership stake of 9.002%.

On October 3, 2025, meetings between Mr. Todd W. Seyfert, Chief Executive Officer of Ruger, and Mr. Beretta were confirmed for November 11, 2025 and November 12, 2025 in Luxembourg.

On October 7, 2025, a representative of Baird contacted Mr. Eckert regarding the status of the draft confidentiality agreement that had been provided to Beretta Holding on September 26, 2025. Mr. Eckert stated that he did not anticipate the meeting going into any details that would require a confidentiality agreement. The Baird representative also requested that Beretta Holding suspend its purchases of Ruger stock until the parties had met.

On October 8, 2025, Mr. Seyfert sent an email to Mr. Beretta, informing Mr. Beretta that he had booked a flight to Luxembourg and requesting that Beretta Holding agree to pause purchases of Ruger stock pending the anticipated November meeting in Luxembourg “[t]o assure [the] Board that [Beretta Holding’s] actions are in the best interests of [Ruger’s] shareholders”. Mr. Seyfert noted that because Ruger is a public company, “continued purchases prior to [the November meeting] may create an obligation for [the] Board to protect the status quo for the benefit of all stockholders.”

On October 11, 2025, Mr. Eckert sent a letter to Mr. Cosentino by email, alleging that Beretta Holding’s involvement with Ruger had been “met with hostility and demands to sign standstill agreements coupled with threats that Ruger would take action against Beretta Holding’s interests it [sic] refused to sign”. The letter further stated that Beretta Holding remained open to having a meeting but would not sign a standstill agreement.

On October 14, 2025, Ruger implemented a stockholder rights plan. That same day, Ruger delivered a letter to Beretta Holding to inform Beretta Holding of the stockholder rights plan and its temporary nature, and “to explain the Board’s rationale for this decision and to emphasize our continued interest in constructive dialogue”.

On October 15, 2025, Beretta Holding cancelled the November meeting in Luxembourg.

On November 21, 2025, Reed Smith LLP (“Reed Smith”), counsel to Beretta Holding, delivered a letter directly to Ruger’s Board, alleging that Ruger’s prior request for a standstill was a “tactical trap” and presenting views with respect to Ruger’s financial and operational performance and executive compensation. Reed Smith further requested in the letter that the Board conduct an “independent reassessment of its oversight, its compensation philosophy, its tolerance for entrenchment, and its willingness to permit management to dictate terms that serve neither accountability nor value creation”, and that “[t]he continued use of defensive devices such as standstills and poison pills must cease”. Additionally, Reed Smith requested that “meaningful engagement with Beretta Holding, through empowered, independent directors, must begin without delay.”

On November 25, 2025, Mr. Cosentino sent an email to Mr. Beretta, stating that he and Mr. Seyfert were “willing to meet with you anytime, anywhere” and that he believed that Ruger could “wait no longer to share with [Mr. Beretta] [Ruger’s] business plans and initiatives and to understand Beretta Holding’s goals and strategies for its investment in Ruger.” Mr. Beretta called Mr. Cosentino that same day saying that he appreciated Mr. Cosentino’s outreach, that he believed it was time for the chairs to talk and that he would send a more formal response the next day.

On November 26, 2025, Mr. Beretta emailed Mr. Cosentino, alleging that Beretta Holding’s interactions with Ruger’s financial advisors had been hostile and also requesting that the shareholder rights plan be removed. Mr. Beretta also informed Mr. Cosentino in that same email that Beretta Holding would shortly be filing an amended Schedule 13D.

On November 27, 2025, Mr. Cosentino responded by email, informing Mr. Beretta that the Board would discuss Mr. Beretta’s request that the stockholder rights plan be removed at the Board’s next meeting, to be held on December 3, 2025. Mr. Cosentino also noted to Mr. Beretta that he expected that the Board would prefer that he and Mr. Seyfert have an opportunity to meet with Mr. Beretta before considering amending the stockholder rights plan and asked Mr. Beretta if there were any times in the next few weeks that Mr. Beretta would be available for such a meeting.

That same day, Mr. Beretta responded by email, indicating that he preferred to wait to schedule a meeting until there was feedback from the Board on Mr. Beretta’s request.

On December 1, 2025, Beretta Holding filed Amendment No. 2 to its Schedule 13D, disclosing a 9.95% beneficial ownership interest in Ruger. Such amendment also stated, among other things, that Beretta Holding was “actively evaluating a broad range of strategic alternatives with respect to its investment in [Ruger]”, and that actions in connection therewith might include, among other things, “seeking representation on [Ruger’s] board of directors” and “proposing, evaluating, or engaging in discussions regarding strategic alternatives, extraordinary corporate transactions, or potential business combination or change-of-control transactions involving [Ruger]”.

On December 5, 2025, Mr. Cosentino emailed Mr. Beretta to inform him that the Board had determined to maintain the stockholder rights plan in place and to ask Mr. Beretta to call him to schedule an in-person meeting before the holidays. Mr. Cosentino and Mr. Beretta held a phone call that same day and exchanged further emails that day and the next day, ultimately scheduling a meeting between the two of them in Paris on December 15, 2025, which would take place without a confidentiality agreement in place.

On December 8, 2025, Reed Smith delivered a second letter to Ruger’s Board. Among other things, that letter referenced Beretta Holding’s December 1, 2025 Schedule 13D amendment, presented views about Ruger’s performance, alleged the Board was defensive and stated that the Schedule 13D amendment “reflects a shift in Beretta Holding’s assessment of what is required to safeguard long-term shareholder value.” The letter also alleged that a 10-member board was too large and that Ruger required “structural governance changes” and demanded a “full review of senior leadership performance” and that the Board “suspend all aggressive governance protection-mechanisms adopted in recent weeks”. The letter further stated that Beretta Holding expected the Board to “present a fully developed proposal regarding Beretta Holding’s strategic ownership”.

On December 10, 2025, a representative of W&C, counsel to Ruger, had a call with a representative of Reed Smith to discuss Reed Smith’s December 8, 2025 letter. W&C observed that the Reed Smith letter requested that Ruger “present a fully developed proposal regarding Beretta Holding’s strategic ownership” and asked if Beretta Holding had any ideas for what changes Beretta Holding wanted to see at Ruger. Reed Smith reiterated the language in their letter that Ruger should advance a proposal.

On December 15, 2025, Mr. Beretta and Mr. Cosentino had a meeting in Paris. At the meeting, Mr. Beretta stated an interest in partnering with, and increasing Beretta Holding’s ownership of, Ruger and indicated a long-term interest in combining Ruger with Beretta Holding but made no formal proposal. Mr. Beretta also indicated that he had no interest in the status quo and that Beretta Holding would find a way to increase its position if Ruger remained resistant.

On January 6, 2026, Baird, at Ruger’s request, reached out to Mr. Eckert via email to offer Mr. Beretta a meeting with Mr. Seyfert at the upcoming firearms industry trade event, SHOT Show. Baird conveyed Ruger’s interest in “consider[ing] areas of cooperation and/or operational collaboration” with Beretta Holding. Mr. Eckert replied that same day stating that neither Mr. Eckert nor Mr. Beretta would be attending the SHOT Show.

On January 15, 2026, Mr. Cosentino emailed Mr. Beretta to tell him that the Board was going to discuss a potential framework for collaboration with Beretta Holding and a potential pathway for Beretta Holding to increase its stake in Ruger.

On January 24, 2026, Mr. Beretta texted Mr. Cosentino indicating that Beretta Holding was considering a potential proxy contest.

Mr. Cosentino texted Mr. Beretta back that same day, noting that he would send a framework for an “enduring business partnership” later in the day. That same day, Mr. Cosentino sent an email to Mr. Beretta outlining a framework that would address “[i]ncreased Beretta Holding investment in Ruger”, board representation, “[m]ulti-year shareholder and governance stability for Ruger” and a “mandate for our respective management teams to evaluate and identify potential areas of operational and strategic collaboration”. Mr. Cosentino’s email further stated that Ruger would engage Stephens Inc. (“Stephens”) to facilitate discussions with Beretta Holding “with the objective of establishing a durable and well-governed long-term partnership”. Mr. Cosentino then stressed the importance of moving forward in a “deliberate and disciplined manner” and that “[c]larity, stability and alignment are in the best interests of Ruger, Beretta Holding and all stakeholders.”

On January 26, 2026, Mr. Beretta responded to Mr. Cosentino’s email, suggesting Stephens contact Mr. Beretta to discuss next steps and stating an interest in meeting Ruger’s CEO.”

Mr. Seyfert and Mr. Beretta traded a series of emails over the next few days, ultimately agreeing on a meeting in Luxembourg on February 10, 2026 and February 11, 2026.

On January 31, 2026, Mr. Cosentino emailed Mr. Beretta about the planned meeting in Luxembourg between Mr. Beretta and Mr. Seyfert, encouraging Beretta Holding to explore “opportunities for global Beretta Holding Ruger collaboration” with Mr. Seyfert. He also told Mr. Beretta that a representative of Stephens would be contacting him shortly to follow up in parallel.

Thereafter, also on January 31, 2026, a representative of Stephens emailed Mr. Beretta to introduce himself to the process and request that Beretta Holding execute a confidentiality agreement, which did not contain a standstill.

On February 5, 2026, Mr. Beretta and a representative of Stephens held a phone call to prepare for the upcoming Luxembourg meeting between Mr. Eckert and Mr. Seyfert. Mr. Beretta noted among other things that he thought Ruger was “a great company but too small” and the fact that Ruger is a listed company was an opportunity for all stockholders and for Beretta Holding. Mr. Beretta also emphasized that it was a “delicate” time and that his team was working on a “tough approach” in parallel and that he needed to advise his team on the Wednesday after the Luxembourg meeting whether there was a path forward or if Beretta Holding would instead “go hostile” and “fight”, noting that he preferred to avoid a “war” and reach an agreement.

On February 9, 2026, Ruger and Beretta Holding signed a confidentiality agreement covering a limited number of topics.

On February 10, 2026, Mr. Seyfert and Mr. Beretta met in Luxembourg. During the meeting, Mr. Beretta stated that if the parties could not reach an agreement, he would launch a proxy contest. Several further discussions took place among Mr. Seyfert, a representative from Stephens and Mr. Beretta over the next two days, without an agreement being reached.

On February 16, 2026, an article appeared in The Wall Street Journal stating, among other things, that “For now, Gussalli Beretta said he doesn’t plan to launch a takeover or seek to win board seats at Ruger. ‘That would be hostile’…before adding he could “never say never” on a potential offer”. The article also referred to Beretta Holding’s investment in Ruger as being “part of a broader strategy to win more business in the U.S.” and said, “[t]he Ruger stake is the latest in a string of deals Gussalli Beretta has pushed since taking the top job in 1995”, comparing the Ruger investment to other businesses that Beretta Holding had acquired, such as Holland & Holland and Steiner.

From the time of the Luxembourg meeting through February 20, 2026, Ruger and Beretta Holding engaged in negotiations related to a potential settlement. Such negotiations included, among other things, requests by Beretta Holding for permission to increase its stake in Ruger to 25%, for representation on Ruger’s board (including through an appointment of a member of Beretta Holding’s management to the Board) and that Ruger terminate its stockholder rights plan.

On February 21, 2026, Mr. Beretta texted Mr. Seyfert stating an intent to “go forward with a different approach” and that “[f]or sure we have in front a tough 12 months”. Mr. Beretta separately texted Mr. Cosentino thanking him for his “personal effort but we [sic] go forward with a different approach”. That same day, Mr. Eckert also sent a letter to Mr. Cosentino stating, among other things, that early the following week Ruger would receive a nomination notice from Beretta Holding.

Mr. Seyfert responded to Mr. Beretta that same day, stating that Ruger “believe[s] a path forward working together to the benefit of all shareholders, Beretta Holding and Ruger is best. A 12 month fight is good for no one.” and stated that he remained willing to meet with Beretta Holding.

On February 24, 2026, Beretta Holding delivered a notice of nomination of four candidates for election to the Board.

On February 26, 2026, Beretta Holding amended its Schedule 13D, disclosing its nominations. That same day, Beretta Holding published a press release that, among other things, alleged that there had not been meaningful dialogue between Beretta Holding and Ruger prior to the board refreshment.

On March 3, 2026, Beretta Holding delivered a letter to the Board referring to Beretta Holding’s nomination of four candidates for election to the Board. The letter among other things complained about Ruger’s performance and about the timing of the announcement of the Board’s refreshment and also stated the perceived virtues of Beretta Holding’s own Beretta Holding Nominees.

On March 9, 2026, Ruger issued a press release in response to Beretta Holding’s February 26, 2026 press release and containing information regarding the interactions between Ruger and Beretta Holding to that date.

On March 10, 2026, Beretta Holding issued a further press release in response to Ruger’s March 9, 2026 press release.

Between March 9, 2026 and March 11, 2026, representatives of Ruger, Beretta Holding and Stephens held a series of calls intended to find a path forward that would avoid a proxy contest.

These included a phone call on March 9, 2026 between Mr. Seyfert and Mr. Eckert during which, among other things, Mr. Eckert proposed a Board structure that would give Beretta Holding three board seats on a seven member Ruger board. Mr. Eckert also stated that Beretta Holding wanted to increase its ownership of Ruger in the short term to 25%, primarily through an issuance of new shares by Ruger, and further stated that after a standstill period, Beretta Holding wanted a path to acquire 25% more (for a total stake of 50%) of Ruger at a valuation to be agreed upon in advance.

On March 11, 2026, Mr. Cosentino sent a letter to Mr. Beretta proposing a meeting in the United States between Ruger and Beretta Holding. Mr. Cosentino also requested that Mr. Beretta share its thoughts, strategies or plans with respect to Ruger and noted that Mr. Cosentino could not present a recommendation to the Board and stockholders for increased Beretta Holding investment and board representation in the absence of such information.

On March 12, 2026, Mr. Beretta sent a letter to Ruger suggesting that Beretta Holding and Ruger sit down together and stating, among other things, that “any next step must involve an agreement on our shareholding and the composition of the Board of Directors before any disclosure of synergies and joint future plans” and that “if no agreement is reached…I will not discuss the plans, the synergies, and the opportunities between us with you, but will make them public and discuss them with other interested shareholders”.

On March 16, 2026, Ruger sent a letter to Beretta Holding stating, among other things, that as Ruger previously communicated to Beretta Holding, Ruger had proposed a meeting in the United States “to explore, in good faith, whether a mutually acceptable compromise might exist, including the possibility of commercial collaboration between our companies” but that based on Mr. Beretta’s communications, it appeared that Beretta Holding believed those discussions should proceed “only after Ruger agrees to permit Beretta Holding to increase its ownership to 25% and to receive outsized Board representation”. The letter also expressed further concern about Beretta Holding’s intentions in light of Mr. Eckert’s statements about acquiring an up-to-50% position in Ruger. The letter further noted that in light of the foregoing, Ruger was suspending negotiations for the time being but was prepared to consider renewed dialogue if Beretta Holding was prepared to engage in discussions “without preconditions and with all relevant topics on the table”.

Also on March 16, 2026, following Ruger having delivered its letter as noted directly above, Mr. Beretta called Mr. Cosentino. Mr. Beretta stated on the call that Mr. Eckert had not been authorized to make his March 9, 2026 request for an additional 25% of Ruger, withdrawing the proposal.

On March 19, 2026, Beretta Holding published a letter to Ruger stockholders stating, among other things, that Beretta Holding was not seeking control of Ruger.

On March 25, 2026, Beretta Holding sent a letter to the Board, which Beretta Holding also publicly-disclosed that same day, which stated, among other things, that Beretta Holding is “prepared to commence a tender offer for up to 20.05% of the outstanding shares that we do not already own at a purchase price of $44.80 per share”. Beretta Holding’s letter did not list the conditions to the consummation of its proposed partial tender offer beyond a reference to “certain regulatory conditions” and a request for an amendment to Ruger’s stockholder rights plan. Beretta Holding’s letter similarly did not state any source of funds or financing or indicate that it was willing to agree to any post-offer protections for Ruger’s other stockholders.

On March 28, 2026, Ruger responded by letter to Beretta Holding’s March 25, 2026 letter that proposed a partial tender offer. Ruger’s response stated, among other things, that the Board, after meeting with its financial and legal advisors, and after thorough deliberation, had determined not to amend Ruger’s stockholder rights plan at that time. The Board noted, among other things, that “it remains concerned that your proposed partial tender offer is consistent with a strategy of creeping acquisition of control of Ruger,” that the tender offer “would represent a tripling of Beretta Holding’s existing stake and confer upon Beretta Holding a disproportionate degree of influence over Ruger that is inconsistent with the interests of Ruger’s public stockholders as a whole” and that the “rights plan was adopted precisely to protect stockholders in circumstances such as this.” The letter also noted that, as the partial tender offer was currently proposed, “Ruger’s public stockholders would face a stark and inequitable choice: either tender their shares into the partial tender offer at what amounts to a modest premium, or remain as stockholders in a company in which Beretta Holding would hold a dominant position, with all of the negative consequences that such concentration of ownership entails for governance, strategic direction, liquidity and the viability of alternative transactions.” The Board also reiterated that, as previously communicated, it remained open to exploring an increase in Beretta Holding’s ownership stake in Ruger “provided that all issues are on the table and any agreement is structured in a manner that truly aligns Beretta Holding’s interests with those of Ruger’s other stockholders, protects Ruger’s stockholders from a loss of effective control of Ruger without an appropriate control premium being paid, and/or preserves Ruger’s status as a publicly traded company without a dominant or controlling stockholder whose presence would foreclose or impair the strategic alternatives currently available to Ruger.”

The Board also confirmed that Ruger and its advisors would be pleased to meet with Beretta Holding and its advisors in the coming days in Washington, D.C. to discuss, among other topics, “what concrete strategic and financial benefits Beretta Holding believes Ruger’s stockholders would receive from a deepened investment and strategic cooperation by Beretta Holding, and how such benefits would be structured and assured”, “what governance limitations and protective mechanisms…would need to be in place to ensure that Beretta Holding’s increased ownership does not preclude or impair the strategic alternatives currently available to Ruger” and “how any proposed increase in Beretta Holding’s ownership stake in Ruger could be structured to as to avoid…coercive dynamics…and provide a genuinely fair and voluntary choice to all of Ruger’s stockholders.”

Over the weekend of March 28, 2026, following the delivery of Ruger’s March 28, 2026 letter, calls were held among representatives of Beretta Holding, Ruger and Stephens to discuss the possibility of an in-person meeting between Beretta Holding and Ruger, as proposed in Ruger’s March 28, 2026 letter.

On March 30, 2026, Mr. Cosentino and Mr. Seyfert sent a letter to Mr. Beretta proposing that board and management principals of Beretta Holding meet in person with Board and management principals of Ruger. The letter proposed that the meeting take place in New York on April 9, 2026, with the objective of finding a path forward that would avoid a proxy contest.

On March 31, 2026, Mr. Beretta responded to Mr. Cosentino’s letter by email, accepting Mr. Cosentino’s offer to meet in New York.

Three hours later that same day, Olshan Frome Wolosky LLP, counsel to Beretta Holding (“Olshan”), sent a letter to W&C complaining that the Board had decided not to waive the shareholder rights plan and threatening litigation. The letter also stated that “Beretta Holding continues to be willing to engage, but not as a fool’s errand.” Substantially concurrently, Beretta Holding filed Amendment No. 5 to its Schedule 13D disclosing Olshan’s March 31, 2026 letter.

On April 1, 2026, the Board, after having considered both the nine Board-supported nominees and Beretta Holding’s nominees, determined to recommend the election of the nine Board-supported nominees to the Board at the 2026 Annual Meeting and not to recommend the Beretta Holding Nominees for election to the Board.

On April 1, 2026, Ruger filed a preliminary proxy statement in respect of the Annual Meeting.

On April 2, 2026, in anticipation of the upcoming meeting in New York, Ruger sent a non-binding term sheet to Beretta Holding proposing a framework for settlement of the proxy contest, along with an explanatory cover letter. Among other things, the cover letter noted:

“Most significantly, Ruger is prepared to permit Beretta Holding to increase its ownership stake by allowing it to purchase additional shares up to a cap of 20%, inclusive of Beretta Holding’s existing stake, and to expand the Board of Directors to add two mutually agreed director candidates whom we would expect to be sourced by Beretta Holding. We regard both of these as major concessions, and we do not make them lightly, and we only propose these concessions as part of an overall package, in exchange for the material benefits that Ruger’s other shareholders would receive under our framework. Beretta Holding’s ownership level would be permitted to accrete above the cap as a result of Company stock buybacks….

At the same time, we must be candid: we believe an ownership level of 20% approaches de facto negative control over Ruger and could have a chilling effect on potential strategic opportunities Ruger might determine to consider in the future — unless accompanied by corresponding governance protections of the kind we are proposing. Those protections are not merely preferable; they are critical to our Board’s willingness to proceed with an arrangement of this magnitude. Moreover, since Beretta Holding has consistently publicly represented that it is not seeking control of Ruger and is seeking to advance the interests of all stockholders, these arrangements should be entirely acceptable.

Accordingly, the term sheet includes two key governance mechanisms. First, a standstill provision that will allow Ruger to execute its Ruger 2030 Strategic Plan free from ownership-related uncertainty, preserving Ruger’s independence and the full range of strategic alternatives available to our stockholders. Second, a perpetual mirror voting provision applicable to Beretta Holding’s shares above 10% — the threshold of our existing shareholder rights plan — under which Beretta Holding would be required to vote those shares in the same proportion as Ruger’s unaffiliated stockholders. With permission to acquire ownership up to a cap of 20%, Beretta Holding would otherwise wield enormous voting influence over any stockholder vote, with the capacity to dominate Ruger’s governance and direction. The mirror voting provision is essential to ensuring that does not occur.”

The cover letter also noted that Ruger’s proposal included procedural safeguards governing any potential extraordinary transaction between Ruger and Beretta Holding in the future to protect the interests of Ruger’s unaffiliated stockholders. The cover letter also stated that: Our Board… has been subjected to repeated legal threats that are neither called for nor justified and that advance the interests of no party. We hope this will not characterize the discussions ahead.”

Over the next several days, correspondence and phone calls were exchanged among Beretta Holding, Ruger and Stephens, regarding the substance of Ruger’s term sheet proposal and the New York meeting.

On April 7, 2026, Beretta Holding filed a preliminary proxy statement in respect of the Annual Meeting.

On April 9, 2026, Ruger representatives, including Mr. Cosentino, Mr. Seyfert and Ruger Board member Stephen Timm, met in New York with Beretta Holding representatives, including Mr. Eckert and, by telephone, Mr. Beretta. At the meeting, Beretta Holding provided feedback on Ruger’s proposals and Ruger and Beretta Holding discussed potential amendments thereto, with a view towards avoiding a proxy contest.

On April 11, 2026, W&C sent a proposed draft cooperation agreement to Olshan and Reed Smith, which was conceptually based on Ruger’s April 2, 2026 term sheet, as adjusted to take into account the April 9, 2026 New York meeting. For the next approximately three weeks, Olshan, Reed Smith and W&C held a series of calls and exchange drafts of the cooperation agreement, with calls being held between members of the Board on the one hand and Mr. Eckert and/or Mr. Beretta on the other hand to facilitate agreement on the draft.

On May 2, 2026, Ruger and Beretta Holding executed the Cooperation Agreement, and in connection therewith, Beretta Holding withdrew its nomination of directors for the Annual Meeting. Ruger and Beretta Holding, through their counsel, then proceeded to cooperate to satisfy the Regulatory Conditions set forth in the Cooperation Agreement. Further information regarding the terms and conditions of the Cooperation Agreement are set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements — Relationship with Offeror — Cooperation Agreement with Beretta Holding S.A.”

On May 12, 2026, CFIUS Approval was received.

On September 4, 2026, Beretta Holding and the Federal Trade Commission’s Bureau of Competition (the “FTC”) entered into an Agreement Containing Consent Order (the “Consent Agreement”). Further information regarding the Consent Agreement is set forth in Item 8. “Additional Information — FTC Consent and Agreement”.

On September 15, 2026, HSR Approval was obtained by virtue of the FTC’s grant of early termination of the waiting period applicable to the Offer under the HSR Act.

At the close of business on September 16, 2026, the Rights Agreement was terminated.

On September 17, 2026, Beretta Holding commenced the Offer.

On September 18, 2026, the Board held a meeting to, in consultation with senior Company management, W&C and Baird, review the terms and conditions of the Offer and the obligations of the Company in respect of the Offer pursuant to the Cooperation Agreement and to discuss Ruger’s position in respect of the Offer.

On September 28, 2026, the Board, having consulted with senior Company management, W&C and Baird, unanimously determined to approve the Offer for purposes of Section 203 of the DGCL, consistent with the Company’s obligations pursuant to the Cooperation Agreement (as further detailed in “Item 8. Additional Information — Anti-Takeover Statute”) and to express no opinion and to remain neutral with respect to the Offer, and to make no recommendation as to whether stockholders should accept the Offer and tender their shares of Company Common Stock into the Offer (and if so, how many shares to tender) or reject the Offer and not tender their shares of Company Common Stock, as further detailed in “— Reasons for the Recommendation”.

On September 28, 2026, Ruger filed this Statement.

Reasons for the Board Position

Reasons for the Board’s Determination to Enter Into the Cooperation Agreement

After careful consideration, including a thorough review of the terms and conditions of the Cooperation Agreement in consultation with the Company’s senior management, W&C, its outside legal advisors, and Baird, its independent financial advisor, the Board considered the benefits to the Company and its stockholders, taken as a whole, of entering into the Cooperation Agreement, and weighed those benefits against the risks and burdens to the Company and its stockholders, taken as a whole, of entering into the Cooperation Agreement. Specifically, the Board considered, in consultation with its advisors, the potential benefits that entry into the Cooperation Agreement would provide the Company and its stockholders taken as a whole, including among others (which are not necessarily listed in order of importance):

•        That the Cooperation Agreement would result in Beretta Holding’s withdrawal of its Nomination Notice, thereby avoiding the further costs and distractions from the operation of the Company’s business that would result from continuing a proxy contest;

•        That the Cooperation Agreement would subject Beretta Holding and certain related persons to an approximately three year standstill and non-disparagement obligation and require them to vote their shares in accordance with the Board’s recommendation on most matters during such same period (in each case subject to the potential early termination of such period in certain circumstances, including the failure to receive certain regulatory approvals in a timely manner and/or certain breaches by the Company of the Cooperation Agreement), and that in the absence of a standstill and such voting commitment, Beretta Holding was (in the view of the Board in consultation with its advisors) likely, even after the Annual Meeting, to continue to seek to acquire additional shares of Company Common Stock and/or board representation through hostile means that would potentially not be in the interests of other stockholders, presenting an ongoing potential multi-year distraction from the operation of the Company’s business, along with additional costs;

•        That the beneficial ownership by Beretta Holding and certain related persons of Company Common Stock would be capped in perpetuity at 25% of the Company Common Stock unless the Board determined otherwise, and (subject to limited exception) Beretta Holding’s ability to freely vote its shares of Company Common Stock would, subject to limited exceptions, be capped in perpetuity at 20% of the Company Common Stock as a result of the Cooperation Agreement’s “mirror voting” provision, preserving the independence of Ruger as a public company for the benefit of its stockholders, taken as a whole.

•        That the Cooperation Agreement would require any director designees proposed by Beretta Holding to be independent from Beretta Holding unless the Board determined otherwise, further preserving the independence of the Board to the benefit of the Company’s stockholders, taken as a whole.

•        That the Cooperation Agreement would require Beretta Holding, following the satisfaction of certain regulatory conditions and the exemption by the Company of such transaction from the rights plan (or repealing the rights plan), and subject to certain other conditions, to commence a tender offer for approximately 15.05% of the issued and outstanding shares of Company Common Stock at a minimum price of $44.80 per share, providing liquidity to stockholders who were interested in liquidity at such price, without requiring the Board to recommend in favor of such tender offer unless it subsequently determined to do so;

•        That the Cooperation Agreement would require material transactions between Beretta Holding and the Company to be approved by a special committee of independent directors of the Company, and in the case of certain change of control transactions, also by a majority of the Company’s disinterested stockholders; and

•        The opportunity, following the execution of the Cooperation Agreement, for the Company and Beretta Holding to explore potential joint projects to the benefit of the Company.

The Board, in consultation with its advisors, weighed these benefits against the obligations of and potential risks (mitigated where applicable by the terms of the Cooperation Agreement) to the Company from entry into the Cooperation Agreement, including among others (which are not necessarily listed in order of importance):

•        That the Cooperation Agreement requires the Company to appoint and support the election of two directors sourced by Beretta Holding, to the Board until the Company’s 2029 annual meeting, subject to certain conditions but taking into account that candidates for such seats would remain subject to the reasonable approval of the Board and (unless the Board otherwise determined) would be required to be independent from Beretta Holding;

•        The risk that following the standstill period, Beretta Holding could resume seeking to acquire additional shares of Company Common Stock and/or board representation through hostile means that would potentially not be in the interests of other stockholders, but also taking into account that the 25% Beretta Holding ownership cap and mirror voting obligation would continue to apply even after the standstill period;

•        The fact that the Cooperation Agreement requires the Company to use reasonable best efforts to provide Beretta Holding with pre-emptive rights over certain issuances by Ruger of Company Common Stock during the standstill period, subject to certain exceptions, including in connection with issuances (i) in which the Company receives consideration other than cash, (ii) in connection with any direct or indirect acquisition by the Company of another business or certain other M&A transactions as further specified above, (iii) in connection with issuances to Ruger officers, directors or employees, (iv) pursuant to any stockholder rights plan or (v) certain pre-existing obligations of the Company;

•        The fact that Beretta Holding is free to vote the entirety of its voting power in Company Common Stock for or against certain “Extraordinary Transactions” (as such term is defined in the Cooperation Agreement); and

•        The fact that the Cooperation Agreement contains a mutual release of certain claims, including certain unknown claims, that would benefit Beretta Holding in addition to the Company.

The Board, in consultation with its advisors, also considered whether the Cooperation Agreement and/or any of the transactions contemplated thereby, including without limitation the Tender Offer, would have an effect on the ability or willingness of third parties to make acquisition proposals in respect of the Company and considered that it was unlikely to do so, including in light of the Beretta Holding ownership cap and other provisions of the Cooperation Agreement.

The Board, after reviewing the Cooperation Agreement, and, having considered the benefits and burdens of the proposed arrangement in consultation with the applicable of its advisors, determined that the Cooperation Agreement and the transactions and actions contemplated thereby were fair to, and in the best interests of, the Company and its stockholders, taken as a whole.

Reasons for the Recommendation

Following the commencement of the Offer, the Board on behalf of the Company evaluated the terms of the Offer in consultation with senior Company management, W&C and Baird, and, after careful consideration, including a thorough review of the terms and conditions of the Offer, including without limitation the per share price proposed by the Offer, the type of consideration proposed in the Offer, the number of shares being sought in the Offer and the pro rata cutbacks proposed in the event of oversubscription, the Offer period, the Offeror’s right to extend the Offer, the Offer’s withdrawal rights and the conditions to the consummation of the Offer set forth, in each case, in the Schedule TO, and taking into account the Company’s obligations pursuant to the Cooperation Agreement, the Board on behalf of the Company has determined to express no opinion and to remain neutral with respect to the Offer. The Board did not determine whether the Offer is fair to, or in the best interests of, the Company’s stockholders, and has decided to make no recommendation as to whether stockholders should accept the Offer and tender their shares of Company Common Stock into the Offer (and if so, how many shares to tender) or reject the Offer and not tender their shares of Company Common Stock. The Board has determined that the decision of the Company’s stockholders regarding whether or not to tender their Company Common Stock in the Offer or to remain invested in the Company is a personal investment decision based upon each such individual stockholder’s particular circumstances. The Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer in light of the shareholder’s own investment objectives, the stockholder’s views as to the Company’s future prospects and outlook, the factors considered by the Board, and any other factors that the stockholder deems to be relevant. Stockholders are also encouraged to obtain current market quotations for the shares of Company Common Stock before deciding whether to tender their shares in the Offer and to consult with their own financial, tax and legal advisors with respect to their decision in respect of the Offer.

In evaluating the Offer and determining whether to make a recommendation with respect to the Offer, the Board, in consultation with senior Company management, W&C and Baird, considered several factors, including without limitation the following (which are not necessarily listed in order of importance):

Financial Condition; Prospects of the Company

•        The Company’s business, financial condition, branding, results of operations, competitive position, strategic options, prospects, the potential long-term value of the Company and the Company’s 2030 Plan (as well as the risks accompanying the foregoing, the nature of the gun manufacturing industry, on both historical and prospective bases including the historical trading price and trading multiples of the Company Common Stock relative to the historical trading price and trading multiples of the stock of other industry participants and (where relevant) general market indices), and current industry, regulatory, macroeconomic and market conditions, trends and cycles.

•        Risks and opportunities relating to macroeconomic, political, regulatory, industry and market conditions.

•        The potential positive and negative effects that the Cooperation Agreement and Beretta Holding’s involvement with the Company may have on the Company’s future prospects and outlook (including without limitation the Company’s future governance, business, financial condition, branding, results of operations, competitive position, strategic options and prospects), taking into account among other things the Offeror’s historical relationship with and interest in the Company, as well as the potential for such relationship and interest to evolve in the future.

Financial Terms; Certainty of Value

•        The Offer Consideration is all cash, which would provide tendering stockholders immediate certainty of value and liquidity for their Company Common Stock and enable tendering stockholders to realize value at a premium as compared to the prevailing share price, while (i) eliminating near and long-term business and execution risk related to the Company’s strategy but (ii) also eliminating the opportunity for tendering stockholders to participate in any future earnings and growth of the Company through the ownership of tendered Company Common Stock following the consummation of the Offer.

•        The Offer Consideration of $44.80 per share of Company Common Stock to be paid to stockholders pursuant to the Offer represents a premium of approximately:

i.       28.3% based on the closing sale price per share of Company Common Stock on August 22, 2025, 30 days prior to the day that Beretta Holding first publicly announced its investment in the Company, and a premium of approximately 32.0%, 29.1%, and 26.9%, respectively, to the volume weighted average price of the Company Common Stock for the 30-day, 60-day, and 90-day calendar day periods, respectively, ending on such date; and

ii.      20.8% based on the closing sale price per share of Company Common Stock on September 16, 2026, the last trading day before Beretta Holding’s commencement of the Offer, and a premium of approximately 18.4%, 17.9% and 17.2% respectively, to the volume weighted average price of the Company Common Stock for the 30-day, 60-day and 90-day calendar day periods, respectively, ending on such date.

•        The historical trading price of the Company Common Stock and the amount of the Offer Consideration relative to such trading prices.

•        The risk that, if the tender cap is exceeded, the Offer would be subject to proration.

•        The fact that the cash consideration received in the transaction would be taxable to the Company’s stockholders that are “United States persons” for U.S. federal income tax purposes.

Additional Considerations Based on the Offer Terms

Likelihood of Consummation

•        The Board’s belief that the Offer is likely to be consummated, based upon, among other factors:

o       The fact that the Offer does not contain any minimum tender condition, any financing condition, any requirement to obtain regulatory approvals that have not already been obtained, any condition regarding the absence of a material adverse effect or any other condition that in the view of the Board would reasonably be considered to be within the discretion or control of the Offeror.

o       The fact that the Company believes that it has on or prior to the date hereof caused the DGCL 203 Condition and the Rights Agreement Condition to the Offer to be satisfied.

o       The Board’s assessment of the business reputation of the Offeror.

o       The financial resources of the Offeror, as represented by the Offeror in the Schedule TO.

o       The risk that despite all of the foregoing, the Offer may not be consummated, and the potential effect on the Company’s relationships, reputation, prospects and outlook, and on the value and trading price of the Company Common Stock.

Offer Structure; Speed of Consummation:

The Board considered the structure of the Offer and the limited nature of the Offer conditions (as described above), which, assuming such Offer conditions are in fact satisfied or waived, should allow tendering Company stockholders to receive the consideration for their tendered shares in a relatively short timeframe.

Potential Effect of the Offer on Share Price Volatility and Liquidity

The Board considered the fact that the purchase of the shares of Company Common Stock in the Offer, taking into account the perception that Beretta Holding intends to be a long-term holder of Company Common Stock, will reduce the number of shares of Company Common Stock that might otherwise trade publicly and could increase or decrease share price volatility and also adversely affect the liquidity and market value of the remaining shares of Company Common Stock held by other Company stockholders.

Partial Tender Offer

The fact that the Offer is a partial tender offer to purchase up to a certain number of shares of Company Common Stock and not an offer to purchase all of the issued and outstanding shares of Company Common Stock.

Considerations Based on the Cooperation Agreement

•        The fact that, in the view of the Board, the terms and conditions of the Offer, including without limitation the Offer Consideration, are generally consistent with the Tender Offer requirements set forth in the Cooperation Agreement.

•        The fact that once the Offeror has satisfied its obligations under the Cooperation Agreement in respect of the Offer (and irrespective of the number of shares of Company Common Stock validly tendered into the Offer and not withdrawn), the Offeror will be permitted, on the terms and subject to the conditions set forth in the Cooperation Agreement, to increase its percentage ownership of the Company Common Stock to the same 25% level as if the Offer had been fully subscribed.

•        The respective rights, benefits, obligations and risks and protections for each of the Company and the Offeror under the Cooperation Agreement, as further described in Item 3. “Past Contacts, Transactions, Negotiations and Agreements — Relationship with the Offeror — Cooperation Agreement with Beretta Holding S.A: and in Item 4. “The Solicitation or Recommendation — Background of the Offer; Reasons for the Board Position — Reasons for the Board’s Determination to Enter Into the Cooperation Agreement”.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with their evaluation of both the Cooperation Agreement and the Offer, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board arrived at its decision based on the totality of information it received and the investigation it conducted. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors.

Intent to Tender

The Company’s directors and executive officers are entitled to participate in the offer on the same basis as other stockholders. To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers or directors, currently intend to tender or cause to be tendered any shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority).

Item 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Other than as set forth in this Schedule 14D-9, to the knowledge of the Company, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

The Offeror has stated in the Schedule TO that it has retained Saratoga Proxy Consulting LLC, which is acting as the information agent, and Computershare Trust Company, N.A., which is acting as the depositary, with respect to the Offer. Further information, including the material terms, of such engagements can be found in the Offer to Purchase filed by the Offeror as an Exhibit to its Schedule TO.

Item 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

Except as described below and except for scheduled vesting of outstanding option awards and RSUs, during the past 60 days, no transaction with respect to the shares of Company Common Stock has been effected by Ruger or, to Ruger’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries. On September 17, 2026, Michael W. Wilson sold 600 shares of Company Common Stock for $40.00 per share and on September 24, 2026, Mr. Wilson sold 600 shares of Company Common Stock for $41.95 per share, in transactions that were in each case automatically triggered pursuant to a Rule 10b5-1 trading plan previously adopted by Mr. Wilson.

Item 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.    ADDITIONAL INFORMATION.

Regulatory Approvals.

Pursuant to the Cooperation Agreement, satisfaction of the Regulatory Conditions was a precondition to the commencement of the Offer. CFIUS Approval was received on May 12, 2026 and the applicable waiting period under the HSR Act was terminated on September 15, 2026. The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency, other than with the SEC, that would be required as a result of Offeror’s acquisition or ownership of shares of Company Common Stock sought in the Offer. There can, however, be no assurance that no governmental authority or private party will challenge the acquisition of the shares of Company Common Stock sought in the Offer on competition or other grounds and if a challenge is made, the results cannot be predicted.

FTC Consent Agreement and Order

On September 4, 2026, following an investigation by the FTC and the presentation by the FTC of a draft complaint to Beretta Holding that alleged that the Cooperation Agreement violated Section 5 of the Federal Trade Commission Act, as amended and Section 8 of the Clayton Act, as amended, Beretta Holding and the FTC executed an Agreement Containing Consent Order (“Consent Agreement”), and the FTC subsequently published for public comment a proposed Decision and Order in respect thereof on September 16, 2026 (the “Order”). The Order among other things imposes obligations on Beretta Holding and certain related persons (i) not to “directly or indirectly, including through its parent, appoint, nominate, or otherwise cause any person to be appointed or nominated to serve on the board of directors of Ruger unless such person is an Independent Director”,1 (ii) to provide advance written notice to the FTC at least 15 days before appointing, designating, nominating, electing, or otherwise causing any person to become a member of the board of directors of Ruger, (iii) not to “directly or indirectly, including through its parent, hire or enter into any financial or other relationship with any Independent Director nominated by Beretta Holding and appointed to the board of directors of Ruger…that would: (1) involve violating the Independent Director’s fiduciary duty, or (2) involve the exchange of Nonpublic Information2 received about Ruger to a Relevant Person,3 until such Independent Director has ceased serving on the board of directors of Ruger for a period of 1 year”, (iv) not to “directly or indirectly, including through its parent, seek, receive, or attempt to receive from any Independent Director…Ruger’s Nonpublic Information” and (v) make certain compliance reports to the FTC for five years. Neither the Consent Agreement nor the Order contains an admission by Beretta Holding of any wrongdoing.

Appraisal Rights.

No appraisal rights are available in connection with the Offer.

____________

1        “Independent Director” means a person (1) who is not included within a Relevant Person or an Immediate Family Member of a person within a Relevant Person (2) who in the three previous years has not been: (a) an employee, officer, director, representative or agent of Relevant Person; (b) in receipt of direct or indirect compensation from a Relevant Person; (c) a partner or employee of a firm that is a Relevant Person’s internal or external auditor; and (3) who does not have a Material Relationship with a Relevant Person, anyone within a Relevant Person, or an Immediate Family Member of any person included within a Relevant Person. “Immediate Family Member” means a person’s spouse, parents, children, siblings, mothers, and fathers-in law, sons and daughters-in-laws, brothers and sisters-in-laws, and anyone, other than domestic employees, who shares such persons’ home. Immediate Family Member does not include individuals who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated. “Material Relationship” means a familial, personal, financial, contractual, professional, employment, or any other relationship that would reasonably be expected to impair the objectivity of the Independent Director’s judgment when participating as a director of Ruger.”

2        “Nonpublic Information” means all information that is not in the public domain, including customer lists, price lists, strategic plans, contracts, expansion projects, cost information, marketing methods, competitively sensitive data or information, and all other information not available to the public.

3        “Relevant Person” means (i) Beretta Holding S.A., its directors, officers, employees, agents, successors, and assigns; and the joint ventures, subsidiaries, partnerships, divisions, groups, and affiliates controlled by Beretta Holding, S.A., and the respective directors, officers, employees, agents, representatives, successors, and assigns of each and (ii) Upifra S.A., its directors, officers, employees, agents, successors, and assigns; and the joint ventures, subsidiaries, partnerships, divisions, groups, and affiliates controlled by Upifra S.A., including Beretta Holding, S.A., and the respective directors, officers, employees, agents, representatives, successors, and assigns of each.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “:interested stockholder”. Consistent with its obligations pursuant to the Cooperation Agreement, the Board has approved the Offer for purposes of Section 203 of the DGCL pursuant to the following resolutions:

“WHEREAS, Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (as such terms are defined in Section 203) for a period of three years following the time such stockholder became an interested stockholder, unless, among other exceptions, prior to the time such stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

WHEREAS, taking into account its obligations under the Cooperation Agreement, the Board has determined that it is advisable and in the best interests of the Company and its stockholders to approve the Offer and certain other acquisitions of Company Common Stock by Beretta Holding in compliance with the Cooperation Agreement for purposes of Section 203 of the DGCL, in the manner set forth herein;

NOW THEREFORE, BE IT RESOLVED, that the Board hereby approves, for purposes of Section 203 of the DGCL, (a) the consummation of the following transactions by Beretta Holding during the Standstill Period (as such term is defined in the Cooperation Agreement): (i) the Offer and (ii) such other acquisitions of Company Common Stock by Beretta Holding that are permitted to be made by Beretta Holding pursuant to the Cooperation Agreement during the Standstill Period (as such term is defined in the Cooperation Agreement), excluding for the avoidance of doubt any transaction that would result in Restricted Persons (as such term is defined in the Cooperation Agreement) (taken together, along with any other persons with whom they are acting in concert, if applicable) collectively having Beneficial Ownership (as such term is defined in the Cooperation Agreement) of more than 25% of the issued and outstanding Voting Securities (as such term is defined in the Cooperation Agreement) and (b) the acquisition of beneficial ownership of Company Common Stock by Beretta Holding pursuant to the transactions referred to in clause (a), such that Beretta Holding shall not be deemed to be an “interested stockholder” of the Company within the meaning of Section 203 of the DGCL as a result of the consummation of any such transaction during the Standstill Period (as such term is defined in the Cooperation Agreement), subject, in the case of each of clause (a) and clause (b), to Beretta Holding’s continued compliance in all material respects with the Cooperation Agreement;

FURTHER RESOLVED, that the foregoing approval is limited to the Offer as described in these resolutions and the transactions described in clause (a)(ii) of the immediately preceding resolution and does not constitute approval of any other acquisition of shares of Company Common Stock by Beretta Holding, or of any business combination between the Company and Beretta Holding”.

Annual and Quarterly Reports

For additional information regarding the business and financial results of Ruger, please see Ruger’s Annual Report on Form 10-K for the year ended December 31, 2025 and Ruger’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2026 and June 30, 2026. Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement may constitute “forward-looking statements”. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to (i) the continued execution and/or future success of the Company’s 2030 Plan and/or the future profitability, growth or other performance of the Company pursuant to the 2030 Plan or otherwise, (ii) statements with respect to the likelihood of the consummation of the Offer and any timing thereof, (iii) statements with respect to the performance of Ruger and Beretta Holding of their respective obligations pursuant to the Cooperation Agreement and with respect their future relationship and the development thereof and (iv) statements with respect to any future plans, interests, intentions or actions of Beretta Holding or any of its affiliates or any government authority or any private party. The forward-looking statements in this Statement are based upon the current beliefs, assumptions and expectations of Ruger and are subject to significant risks and uncertainties, including without limitation, (i) risks and uncertainties related to market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against Ruger, the impact of future firearms control, environmental legislation and accounting estimates, the operational and other performance by Ruger and the performance by Ruger and Beretta Holding of their respective obligations pursuant to the Cooperation Agreement, (ii) other uncertainties related to future pricing, liquidity and volatility of the shares of Company Common Stock and/or with respect to the future profitability, growth or other performance of the Company, (ii) the risk that the Offer may not be consummated in a timely manner or at all, (iii) risks and uncertainties related to the relationship between the Company and the Offeror and any future plans, interests, intentions or actions of the Offeror or its affiliates with respect to the Company, (iv) uncertainties as to the number of shares of Company Common Stock that will be validly tendered into the Offer and not withdrawn, (v) the possibility that any or all of the various conditions to the consummation of the Offer may not be satisfied or waived, , (vi) the risk of stockholder litigation in connection with the transaction resulting in significant costs of defense and liability, (vii) the possibility that competing offers to the Offer will be made, (viii) the effect of the announcement or pendency of the transactions contemplated by the Cooperation Agreement and the Company’s relationship with the Offeror on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its suppliers, customers and others with whom it does business, or its operating results, future financial performance, strategic prospects and business operations generally; any one or more of which could cause actual results to differ materially from those projected and (ix) the other risks and uncertainties described in Item 4. “The Solicitation or Recommendation — Solicitation or Recommendation — Reasons for Board Position — Reasons for the Recommendation”. Actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein because of a variety of other factors, including without limitation those detailed in Ruger’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings made by Ruger with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements. Ruger expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements presented herein to reflect any change in beliefs, assumptions or expectations or any change in events, conditions or circumstances on which any such statements are based.

EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)

Joint Press Release issued by the Company and Beretta Holding, dated May 4, 2026 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2026).

(e)(1)

Agreement, dated as of May 2, 2026 by and among the Company and Beretta Holding (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2026).

(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 4, 2026, relating to the Company’s 2026 annual meeting of stockholders.*
(e)(3)

Second Amended and Restated Agreement, dated as of February 20, 2025, by and between the Company and Christopher J. Killoy (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 24, 2025).

(e)(4)

Executive Severance Agreement, dated November 25, 2024, by and between the Company and Shawn C. Leska (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 27, 2024).

(e)(5)	The Sturm, Ruger & Company, Inc. 2017 Stock Incentive Plan (incorporated by reference to Annex A of the Company’s Definitive Proxy Statement of Schedule 14A, filed with the SEC on March 27, 2017).
(e)(6)	The Sturm, Ruger & Company, Inc. 2023 Stock Incentive Plan (incorporated by reference to Annex A of the Company’s Definitive Proxy Statement of Schedule 14A, filed with the SEC on April 20, 2023).
(e)(7)

Employment Agreement, dated as of January 15, 2025, by and between the Company and Todd W. Seyfert (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 17, 2025).

(e)(8)

Executive Severance Agreement, dated November 25, 2024, by and between the Company and Sarah F. Colbert (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 2, 2026).

(e)(9)

Executive Severance Agreement, dated November 25, 2024, by and between the Company and Michael W. Wilson (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SECon March 2, 2026).

(e)(10)

Executive Severance Agreement, dated November 25, 2024, by and between the Company and Robert J. Werkmeister (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SECon March 2, 2026).).

(e)(11)

Executive Severance Agreement, dated November 25, 2024, by and between the Company and Benjamin P. Quinn (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SECon March 2, 2026).

(e)(12)

Severance Agreement, dated as of April 1, 2026, by and between Sturm, Ruger & Company, Inc. and Andrew T. Wieland (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 27, 2026).

____________

*        Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

STURM, RUGER & COMPANY, INC. a Delaware corporation
Dated: September 28, 2026	By:	/s/ Sarah F. Colbert
	Name:	Sarah F. Colbert
	Title:	Senior Vice President, General Counsel and Corporate Secretary